Exhibit 1.01

Conflict Mineral Form SD

Allergan plc

Conflict Minerals Report

For the reporting period from January 1, 2016 to December 31, 2016

This Conflict Minerals Report (the “Report”) of Allergan plc (the “Company” or “Allergan”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and the Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

ZELTIQ Aesthetics, Inc. (“ZELTIQ”) was acquired by the Company on April 28, 2017 (the “Acquisition”). As described in the Report, certain of the operations of the business acquired in the Acquisition (the “ZELTIQ Business”) manufacture, or contract to manufacture, products that contain 3TG that are necessary to the functionality or production of those products (the “Necessary 3TG”).

Prior to the Acquisition, and during the Reporting Period, ZELTIQ was an independent reporting company. References in this Report to ZELTIQ and its policies and procedures refer to ZELTIQ and to such policies and procedures as were in place at ZELTIQ during the Reporting Period (and thus prior to the Acquisition), unless otherwise noted. The Company is in the process of integrating ZELTIQ’s policies and procedures with its own.

In accordance with Instruction 3 to Item 1.01 of Form SD, this Report does not cover any products manufactured by or contracted to manufacture by (i) Oculeve, Inc. (“Oculeve”), which was acquired by the Company on August 10, 2015, or (ii) Northwood Medical Innovation Ltd (“Northwood”), which was acquired by Allergan on October 1, 2015. Neither Oculeve nor Northwood were independent reporting companies prior to being acquired by the Company. No other part of the Company manufactures or contracts to manufacture products that contain 3TG that are necessary to the functionality or production of those products.

As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the Necessary 3TG, the Company has reasonably concluded that it is unable to determine whether, with respect to any of its Covered Products (as defined below), Necessary 3TG were used, directly or indirectly, to finance or benefit armed groups in the Covered Countries.

Description of the Company’s Products Covered by the Report

The Company is a global specialty pharmaceutical company engaged in the development, manufacturing, marketing, and distribution of brand name pharmaceutical products (“brand”, “branded” or “specialty brand”), medical aesthetics, biosimilar and OTC pharmaceutical products, and the ZELTIQ Business is focused on developing and commercializing products utilizing a proprietary controlled cooling technology platform. The first commercial product of the ZELTIQ Business, the CoolSculpting system, is designed to selectively reduce stubborn fat bulges. The Company generates revenue from sales of the CoolSculpting system, including the CoolSculpting control unit, CoolSculpting applicators, and related consumables, such as the CoolSculpting procedure packs (which contain CoolCards) needed to perform procedures.

The Report relates to products: (i) for which 3TG are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

These products, which are referred to in the Report collectively as the “Covered Products,” are the following: the CoolSculpting control unit (the base of the CoolSculpting system), all CoolSculpting applicators, and all CoolCards.

Reasonable Country-of-Origin Inquiry

The Company, through ZELTIQ, has conducted a good faith reasonable country-of-origin inquiry regarding the Necessary 3TG. This good faith RCOI was reasonably designed to determine whether any of the Necessary 3TG originated in the Covered Countries and whether any of the Necessary 3TG may be from recycled or scrap sources. ZELTIQ’s RCOI involved engaging its direct suppliers to identify relevant suppliers, smelters and refiners in the supply chain of the Covered Products. As part of this process, ZELTIQ leveraged the Conflict Minerals Reporting Template (“CMRT”) available through the Conflict-Free Sourcing Initiative (“CFSI”) (also commonly referred to as the EICC-GeSI reporting template). As a result of the RCOI, ZELTIQ was unable to conclude that (i) it has no reason to believe that any of the Necessary 3TG originated in the Covered Countries or (ii) it reasonably believes the Necessary 3TG came from recycled or scrap sources. Accordingly, ZELTIQ also performed due diligence on the source and chain of custody of the Necessary 3TG.

The Due Diligence Process

The supply chain with respect to the Covered Products is complex, and the manufacturing process for the Covered Products is significantly removed from the mining, smelting and refining of 3TG. ZELTIQ did not purchase 3TG directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of 3TG. Moreover, ZELTIQ believed that the smelters and refiners of the 3TG are best situated to identify the sources of 3TG and, therefore, took steps to identify the applicable smelters and refiners of Necessary 3TG in the supply chain for the Covered Products. However, tracing these minerals to their sources is a challenge that required ZELTIQ to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Necessary 3TG. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of ZELTIQ’s relative location within the supply chain in relation to the actual extraction and transport of 3TG, its ability to verify the accuracy of information reported by suppliers was limited. Accordingly, only reasonable, not absolute, assurance can be provided regarding the source and chain of custody of the Necessary 3TG in the Covered Products.

Design of Due Diligence

ZELTIQ’s due diligence measures were designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with its position as a downstream company.

Description of Due Diligence Measures

ZELTIQ’s due diligence measures performed with respect to Covered Products were as follows. Allergan is in the process of integrating the following policies, procedures and systems, including ZELTIQ’s Whistleblower Hotline, with its own.

Establish Strong Company Management Systems

•	3TG Policy. During the Reporting Period, ZELTIQ had a policy relating to 3TG (the “ZELTIQ Policy”). The ZELTIQ Policy stated in part that ZELTIQ supports the Dodd-Frank Act’s goal of preventing armed groups in the Covered Countries from benefiting from the sourcing of 3TG in that region. The ZELTIQ Policy also provided that ZELTIQ’s goal is to source products from suppliers that share its values with regard to human rights, ethics, and social and environmental responsibility. In the ZELTIQ Policy, ZELTIQ established certain standards and expectations for its suppliers designed to further its commitment to this goal. The ZELTIQ Policy can be found at http://investor.coolsculpting.com/corporate-governance.cfm.

•	3TG Team. During the Reporting Period, ZELTIQ had an established 3TG management team, consisting of the Vice President of Operations of ZELTIQ, the Director of Purchasing of ZELTIQ, the Senior Buyer of ZELTIQ, and several members of the ZELTIQ Legal department to oversee its due diligence efforts and consider and address potential risks within its supply chain. The 3TG management team had periodic meetings and communications about the process used to collect data and to review and analyze the collected data. The team periodically communicated the status of its efforts to senior management.

•	System of Controls and Transparency. The 3TG management team collectively devised a 3TG plan for internal information management and supplier engagement as well as the ZELTIQ Policy. The system was designed to collect and retain the information necessary to support the ZELTIQ 3TG inquiry and reporting.

•	Strengthen Engagement with Suppliers. ZELTIQ enhanced its engagement with suppliers of those products that had been identified as containing Necessary 3TG principally by communicating to those suppliers information and guidance regarding ZELTIQ’s requirements under the Rule as well as the standards and expectations set forth in the ZELTIQ Policy.

•	Grievance Mechanism. During the Reporting Period, ZELTIQ had an established Whistleblower Hotline. Customers, employees or other interested parties were able to use the Hotline to provide anonymous information about ZELTIQ, including grievances or other information related to 3TG.

Identify and Assess Risk in the Supply Chain

•	Identification of Relevant Suppliers. To identify relevant suppliers, ZELTIQ’s Directors of Purchasing and Manufacturing reviewed the bill of materials for any items that contained metals and compiled a list of all suppliers of metals for products the manufacture of which was completed in 2016. This list was validated by ZELTIQ’s Vice President of Operations. ZELTIQ identified 53 suppliers that provided products containing any type of metal used in products the manufacture of which was completed in 2016. Consistent with the plan, ZELTIQ surveyed all of these suppliers, sending to each a letter informing the supplier of ZELTIQ’s requirements under the Rule and requesting that the supplier identify all products it provided to ZELTIQ that included 3TG.

•	Identification of Smelters and Refiners in the Supply Chain. ZELTIQ asked these first-tier suppliers to identify the countries of origin of the Necessary 3TG, including mine location, as well as all smelters or refiners in their supply chains that process or supply these materials and whether these materials came from recycled or scrap sources. If any of the first-tier suppliers were unable to provide this information, ZELTIQ requested that they ask their sub-suppliers for this information in turn so as to eventually identify the countries of origin, mine location and smelters and refiners in the supply chains. In conducting its RCOI and supply chain due diligence, ZELTIQ leveraged the CMRT available through the CFSI (also commonly referred to as the EICC-GeSI reporting template) and also referred suppliers to other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. ZELTIQ requested that suppliers provide information on a product-level basis. However, some of the suppliers identified smelters or refiners on a division- or company-wide basis, and, as a result, not all smelters or refiners identified by those suppliers were necessarily used to process Necessary 3TG in the specific products supplied to ZELTIQ. Additionally, as part of ZELTIQ’s outreach to suppliers, it has encouraged them to provide all information relevant to the 3TG process.

•	Assessment of Risk. Most suppliers have responded to this year’s survey, and the majority responded in ZELTIQ’s requested time frame. ZELTIQ tracks all of its communications and continues to follow up with suppliers for clarification or supplemental information. ZELTIQ reviewed the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies, as well as to determine, to the extent available, the country of origin of the Necessary 3TG. The 3TG management team discussed any issues that were identified in the responses and additional follow-up was done with suppliers as necessary. ZELTIQ also had discussions with some of the suppliers to better understand the steps being taken to obtain the information. When information provided by suppliers appeared to be incomplete, or potentially incorrect, ZELTIQ made further inquiry to better understand the underlying facts or requested supplemental information. ZELTIQ has continued to follow up with suppliers and to provide supplier education and feedback as appropriate.

Additionally, key members of the various departments within ZELTIQ sat on the Disclosure Committee of ZELTIQ during the Reporting Period, which met quarterly to discuss potential risks and disclosures, including those regarding risks related to 3TG. The members of the Committee, in turn, relayed the issues to others within their respective departments to solicit any additional relevant information.

Design and Implement a Strategy to Respond to Identified Risks

To the extent that ZELTIQ was able to identify smelters and refiners that might be in ZELTIQ’s supply chain based on data provided by its suppliers, ZELTIQ took steps to assess the smelter’s or refiner’s due diligence to the extent practicable. In particular, ZELTIQ examined the information provided in the CMRT to determine if the smelter or refiner had been validated under the CFSP as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials. ZELTIQ is still in the process of analyzing the responsiveness and reliability of many of its suppliers’ responses, in addition to identifying relevant smelters and refiners. Of the smelters or refiners that have been identified as potentially applicable, some have not been identified as validated under the CFSP. ZELTIQ has encouraged all suppliers sourcing from those smelters or refiners to source from validated smelters or refiners.

During the Reporting Period, ZELTIQ evaluated its relationships with its suppliers on an ongoing basis, and one factor that it took into account was the extent to which it believed that a supplier had failed to reasonably comply with the ZELTIQ Policy. If ZELTIQ determined that a supplier’s efforts were deficient, it reserved the right to re-evaluate the supplier relationship and to take any appropriate action, including terminating its relationship with the supplier. In selecting suppliers, ZELTIQ also took into account a company’s willingness to comply with the ZELTIQ Policy. ZELTIQ’s risk management strategy also included, during the Reporting Period, to the extent practicable, the steps discussed under the caption “Future Due Diligence and Risk Mitigation.”

The 3TG management team updated senior management of its risk assessment findings as appropriate.

Carry Out Independent Third-Party Audit of Supply Chain

During the Reporting Period, ZELTIQ did not have any direct relationships with smelters or refiners that process 3TG, and it did not perform or direct audits of these entities within its supply chain. As an alternative, ZELTIQ has relied on information collected and provided by independent third-party audit programs, such as the CFSP.

Under SEC guidance, an Independent Private Sector Audit is not required to be performed with respect to the Report.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted the Report on its website.

Conclusions

Identified Smelters and Refiners. While some of ZELTIQ’s suppliers provided information for the particular products they supply to ZELTIQ, several of the suppliers provided this information on a division- or company-wide basis. When the supplier provided product-level information or what reasonably appeared to be product-level information, the smelters or refiners identified by the supplier are listed below. However, when the supplier provided only division- or company-level information, ZELTIQ determined that it did not have sufficient information to identify with any reasonable level of confidence the particular smelter or refiner that processed the Necessary 3TG contained in the particular products supplied to ZELTIQ and used in the Covered Products, and thus did not include the smelters or refiners below. Based on the information that was provided by ZELTIQ’s suppliers and otherwise obtained through the due diligence process, to the extent reasonably determinable, ZELTIQ believes that the facilities that were used to process the Necessary 3TG contained in the Covered Products included the following smelters and refiners: CNMC (Guangxi) PGMA Co. Ltd., CV United Smelting, EM Vinto, Malaysia Smelting Corporation, Metalor Technologies SA, Metalor USA Refining Corporation, Minsur, Mitsubishi Materials Corporation, PT Timah Persero Tbk Kundar, PT Tinido Inter Nusa, and Thaisarco. All of these smelters and refiners have been certified conflict-free by the CFSP except for CNMC (Guangxi) PGMA Co. Ltd..

Identified Countries of Origin. As noted above, when the supplier provided product-level information or what reasonably appeared to be product-level information, the countries of origin of the Necessary 3TG identified by the supplier are listed below. However, when the supplier provided only division- or company-level information, ZELTIQ determined that it did not have sufficient information to identify with any reasonable level of confidence the particular countries of origin of the Necessary 3TG contained in the particular products supplied to ZELTIQ and used in the Covered Products, and thus did not include the country of origin below. Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information to determine the country of origin of all of the Necessary 3TG in the Covered Products; however, based on the information that has been obtained, the Company reasonably believes that the countries of origin of the 3TG include the following countries: Bolivia, China, Indonesia, Japan, Malaysia, Peru, Switzerland, Thailand and the United States.

Efforts to Identify Mine of Origin. ZELTIQ has undertaken the following efforts to identify the specific mine or location of origin of the Necessary 3TG within the above-referenced countries of origin: ZELTIQ has undertaken the RCOI and due diligence process described above and continues to follow up with its suppliers to gather additional details and information.

Conclusion. After performing the due diligence described above, ZELTIQ was unable to determine whether or not any of the Covered Products qualifies as “DRC conflict free,” as defined under the Rule.

Future Due Diligence and Risk Mitigation. The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Necessary 3TG contained in the Company’s products benefit armed groups in the Covered Countries. The Company intends to continue to engage with suppliers to obtain current, accurate, and complete information about the supply chain, to continue to request that suppliers complete their CMRTs by providing product- or component-specific information, to continue to encourage suppliers to implement responsible sourcing and to continue to request that they encourage their smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective on existing trends and information as of the date of this release. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for 3TG (including the possibility of inaccurate information, fraud and other irregularities); inadequate supplier education and knowledge; limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information; limitations on the Allergan’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others; and the integration of the Company’s policies and procedures with Allergan’s; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2016 and Allergan’s Quarterly Report on Form 10-Q for the period ended March 31, 2017. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.